UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: August 2019

Commission file number: 001-33562

PLATINUM GROUP METALS LTD.

Suite 838 – 1100 Melville Street, Vancouver BC, V6E 4A6, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [X]         Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

THIS REPORT OF FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-226580), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On August 15, 2019, Platinum Group Metals Ltd. (“we” or the “Company”) entered into a new credit agreement (the "New Credit Facility") with Platinum Group Metals (RSA) Proprietary Limited (“PTM RSA”), as guarantor, Sprott Private Resource Lending II (Collector), LP (“Sprott”), as agent, and several lenders from time to time party thereto (the "Sprott Lenders"), to establish a $20.0 million principal amount senior secured credit facility. The maturity date of the New Credit Facility is August 21, 2021, subject to our option to extend the maturity date by one year. If we elect to exercise our option to extend the maturity date of the New Credit Facility by one year, we will be required, at our option, to either: (i) issue the Sprott Lenders an additional number of our common shares equal to 3% of the outstanding principal amount under the New Credit Facility on the date that is two business days prior to August 21, 2021 (the "Measurement Date"), divided by the volume weighted average trading price of our common shares on the TSX for the five trading days immediately preceding the Measurement Date; or (ii) make a cash payment to the Sprott Lenders in the amount of 3% of the outstanding principal amount under the New Credit Facility on the Measurement Date. Amounts outstanding under the New Credit Facility will bear interest at a rate of 11.00% per annum, compounded monthly. Interest is payable monthly in arrears on the last business day of each month. We may prepay the amounts outstanding under the New Credit Facility, in whole or in part, without penalty, provided that among other things, not less than six months of interest has been paid on maximum principal amount under the New Credit Facility. Any amounts prepaid under the New Credit Facility may not be re-borrowed thereunder. The New Credit Facility also includes certain mandatory prepayment requirements. If either we or PTM RSA (collectively, the "Credit Parties") or any of our controlled subsidiaries dispose of any assets outside the ordinary course of business for cash proceeds in excess of $1,000,000 in the aggregate, then such Credit Party or such controlled subsidiary will either reinvest the proceeds into the Waterberg Project or pay the net proceeds from such sale to the Sprott Lenders in prepayment of the New Credit Facility, subject to certain exceptions. The New Credit Facility further stipulates that, if the Credit Parties or any of their controlled subsidiaries close one or more equity financings (other than (i) the sale to Deepkloof Limited of 6,940,000 common shares at a price of $1.32 per common share (the “Deepkloof Private Placement”), (ii) the sale to Liberty Metals & Mining Holdings, LLC (“LMM”) of 7,575,758 common shares at a price of $1.32 per common share (the “LMM Private Placement”), and our public offering of shares of 8,326,957 common shares at a price of $1.25 per common share, including any exercise of the over-allotment option thereunder (the “Public Offering”), each of which was completed on August 21, 2019), the Credit Parties will pay 50% of the net proceeds to the Sprott Lenders in prepayment of the New Credit Facility. The New Credit Facility further stipulates that if any portion of our outstanding warrants is exercised by the holders thereof, we will pay 75% of the proceeds to the Sprott Lenders in prepayment of the New Credit Facility.

Under the New Credit Facility, the Sprott Lenders will have a first priority lien on (i) the issued shares of PTM RSA and Waterberg JV Resources Proprietary Limited that we or PTM RSA hold (and such other claims and rights described in the applicable pledge agreement) and (ii) all of our present and after-acquired personal property. The New Credit Facility is also guaranteed by PTM RSA.

The New Credit Facility also contains various covenants, including restrictions on the Credit Parties and their subsidiaries with respect to additional borrowing, granting of security, modifications to material contracts and transfers of assets, a requirement that the Credit Parties maintain a working capital level of greater than $500,000, as well as unrestricted cash and cash equivalents in an aggregate amount to exceed $1,000,000, and a requirement that we receive approval from the South African Reserve Bank in respect of the transactions contemplated under the New Credit Facility by November 30, 2019.

We closed the $20.0 million dollar advance under the New Credit Facility (the “Advance”) concurrently with the closing of the Public Offering on August 21, 2019 and used the proceeds of the Advance, the Public Offering, the Deepkloof Private Placement and the LMM Private Placement to repay our prior secured credit facility with LMM (the “LMM Facility”) in full. In connection with the $20.0 million advance, we issued the Sprott Lenders 800,000 common shares, which was equal to $1.0 million divided by the sale price of common shares in the Public Offering. We are also liable for all of the Sprott Lenders' legal fees and other reasonable costs, charges and expenses incurred in connection with the New Credit Facility.

Following closing of the Advance, the Public Offering, the Deepkloof Private Placement and the LMM Private Placement, and the application of the proceeds therefrom to repay the LMM Facility in full, based on our planned definitive feasibility study and Waterberg Project expenditures, debt service expenditures and historical average monthly burn rate for general and administrative costs over the three month period ended May 31, 2019 of approximately $295,000 (unaudited), we expect to have sufficient capital to maintain operations until March 31, 2020, after which time we will require additional capital to satisfy our obligations, including under our indebtedness. If additional financing is raised by the issuance of our shares from treasury or other securities convertible into common shares, control of the Company may change, security holders will suffer dilution and the price of our common shares may decrease. Failure to obtain such additional financing could result in the delay or indefinite postponement of further development of our properties, or even a loss of property interests.

This report on Form 6-K contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the approval of the New Credit Facility by the South African Reserve Bank, our estimated expenditures, the adequacy of our capital and the timing for additional capital requirements. Although we believe the forward-looking statements in this press release are reasonable, we can give no assurance that the expectations and assumptions in such statements will prove to be correct. We caution investors that any of our forward-looking statements are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, our ability to comply with the terms of our indebtedness; cash flow and going concern risks; risks related to the Waterberg definitive feasibility study; risks of delays in the development of the Waterberg Project; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; any disagreements with other shareholders of our subsidiaries; our ability to obtain any necessary permits, consents or authorizations required for our activities and to comply with applicable regulations; our ability to produce minerals from our properties successfully or profitably, to continue our projected growth, or to be fully able to implement our business strategies; our ability to regain compliance with NYSE American continued listing standards; and other risk factors described in our Form 20-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Any forward-looking statement speaks only as of the date on which it is made and, except as required by applicable securities laws, we disclaim any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2019	/s/ Frank Hallam
FRANK HALLAM
CHIEF FINANCIAL OFFICER